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FIRM / AFFILIATE OFFICES
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July 1, 2016	Chicago	Paris
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Milan

Division of Corporation Finance	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Suellentrop and James Lopez

Re:	Medpace Holdings, Inc.
Proposed Price Range and Share Number Information
Form S-1 (File No. 333-212236)

Ladies and Gentlemen:

This letter is furnished supplementally on behalf of Medpace Holdings, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”). The preliminary information presented herein reflects an initial offering price to the public of the Company’s shares of common stock (the “Shares”) of between $* and $* per Share, * Shares offered to the public in connection with the Offering (or * Shares should the underwriters’ option to purchase additional shares be exercised in full) and * Shares expected to be outstanding upon completion of the Offering (or * Shares should the underwriters’ option to purchase additional shares be exercised in full) based on * shares outstanding as of March 31, 2016, in each case, after giving effect to the * for * reverse stock split.

July 1, 2016

Please also find enclosed certain relevant sections of the Registration Statement updated to reflect the preliminary proposed price range and share number information as described above.

For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range or reverse stock split for the offering. The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the maximum price, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Dr. August J. Troendle, President and Chief Executive Officer, Medpace Holdings, Inc., 5375 Medpace Way, Cincinnati, Ohio 45227, telephone (513) 579-9911, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-2918. Thank you for your assistance.

[Signature Page Follows]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEDPACE HOLDINGS, INC.

July 1, 2016

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers

of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEDPACE HOLDINGS, INC.